UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
   OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number    0-25058
                                                          ------------

                            Ocean Energy, Inc.
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          (Exact name of registrant as specified in its charter)

              1201 Louisiana, Suite 1400, Houston, TX  77002
                              (713) 420-1000
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Common Stock, par value $0.01 per share; Preferred Stock Purchase Rights
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         (Title of each class of securities covered by this Form)

                                   None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    / X /    Rule 12h-3(b)(1)(i)     / X /
          Rule 12g-4(a)(1)(ii)   /   /    Rule 12h-3(b)(1)(ii)    /   /
          Rule 12g-4(a)(2)(i)    /   /    Rule 12h-3(b)(2)(i)     /   /
          Rule 12g-4(a)(2)(ii)   /   /    Rule 12h-3(b)(2)(ii)    /   /
                                          Rule 15d-6              /   /

     Approximate number of holders of record as of the certification or
notice date:   0
             -------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ocean Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date:  March 30, 1999                  By:   /S/ ROBERT K. REEVES
                                             -----------------------------
                                       Name:   Robert K. Reeves
                                       Title:  Executive Vice President